Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI SUSTAINS MOMENTUM, EXPANDS LOCAL ECONOMIC DEVELOPMENT PROGRAMME

Kinshasa, DRC, 16 October 2015 - The Kibali gold mine in the north-east of the Democratic Republic of Congo is sustaining its operating momentum, and at this point looks set to exceed its 2015 production target of 600 000 ounces of gold, Randgold Resources chief executive Mark Bristow said here today. Randgold is the operator, developer and part-owner of the mine.

Speaking at a quarterly update for local media, Bristow said the recent completion of the vertical shaft sinking, ahead of schedule, marked a major advance in the development of the underground mine which will complement Kibali’s existing open pit operation. The other remaining capital projects were also making good progress, with the mine’s second hydropower station in the process of commissioning the first of two phases.

“With the mine settling down, we have been able to intensify our focus on sustainability issues such as the mine’s ISO certifications in the field of the environment, health and safety,” Bristow said.

“Despite tough market conditions, Kibali also continues to invest in its extensive local development programme, which includes the introduction of the region’s first free-to-air television station, an entrepreneurship training programme led by the University of Cape Town’s Graduate School of Business and a local economic development facility to give loans to smallholding farmers and local entrepreneurs. The latter is a product of the recent cooperation agreement between Kibali, the local community and the local authorities.”

In related initiatives, a proposal on the development of a palm oil business in the region has been submitted to the DRC government and an 82 hectare maize project trial has been successfully launched.

Bristow said he hoped that both these projects would be backed by the state, and that the government would also roll out more support for Kibali’s efforts to promote economic activity in this remote and deprived region. He noted that the delay in implementing the DRC’s current move to a more federal structure was causing some dysfunction in the provincial administration and appealed for this issue to be addressed.

“Together with the other mining companies operating in the DRC we applaud the government’s decision to take another look at the proposed changes to the country’s mining code, which in our view are deeply flawed. The DRC possesses enormous mineral resources, and has the potential to become one of Africa’s wealthiest countries. With the drop in commodity prices, however, international capital providers will need the security of a transparent and equitable mining code before they invest further in what we believe could grow into a world-class mining industry,” he said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities

Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.